MINUTES OF SPECIAL MEETING OF BOARD OF DIRECTORS
OF
BORROWMONEY, INC.

A special meeting of the directors of **BORROWMONEY, INC.**, a Florida corporation, was held at 512 Bayshore Drive Fort Lauderdale, in the State of Florida, on March 21, 2023, at 11:00 AM.

1. Present Directors

Present at the meeting, either personally or by telephone, as provided in the Bylaws of the Corporation, and constituting a quorum of the full board, were the following persons:

Aldo Piscitello – In person
Svetlana Coliban -Telephone
Annie Marie Chipolone -Telephone

2. Call to Order

The meeting was called to order by Aldo Piscitello, the President, who served as the presiding officer of the meeting. Aldo Piscitello, the secretary of the corporation, acted as secretary of the meeting. The presiding officer took role of the directors present at the meeting and determined that a quorum was present.

3. Call and Notice of Meeting

The presiding officer announced that this meeting was held pursuant to the Corporation's Bylaws allowing for the waiver of notice of a special meeting, which all present directors consented; and, on motion duly made, seconded, and unanimously carried, call and notice of this meeting were hereby waived by each director.

4. New Business

The first order of business was the change in auditors from ACCELL AUDIT & COMPLINCE, P.A. to BARTON CPA, a Texas CPA firm as the Corporation independent auditors, Pursuant to Section 2.4 of the Bylaws of Borrowmoney.com, Inc., a majority of the directors' present voted in favor of the engagement of **Barton CPA** as the Corporation independent auditors.

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5. Adjournment

There being no further business to come before the meeting, on motion duly made, seconded, and unanimously carried, the meeting was declared adjourned.

March 21, 2023, Aldo Piscitello, Secretary